Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934
Subject Company:
Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Cautionary Note Regarding Forward-Looking Statements
This document may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s. Lance filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance. Lance and Snyder’s began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s and the proposed transaction are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010.

LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

VALUE & OPPORTUNITIES
An Update on the Process of the Lance / Snyder's Merger

David V. Singer • President and Chief Executive Officer

I am excited to share with you the announcement below regarding the latest update in the review process of our previously announced proposed merger of equals. The merger is expected to be completed in the fourth quarter of this year and is still subject to shareholder approval by Lance and Snyder's stockholders and the satisfaction of other customary closing conditions.

I hope you share my enthusiasm about the potential strength and scale of the combined companies, the value that the merger will bring to our consumers, customers and shareholders and the opportunities the merger will offer you, our employees.

Throughout the remainder of the regulatory and shareholder review process, we will provide open communications regularly as updates are available. Please keep in mind that until we receive final regulatory and shareholder approval, nothing will change. Until that time, we will continue to conduct business as usual and stay focused on satisfying America's snacking appetite.

As always, if you have questions regarding the proposed merger, I encourage you to speak to your supervisor. In addition, we encourage you to visit http://my.lance.com for more information and a new set of Frequently Asked Questions specifically regarding this announcement, which will be posted for your review today.

I appreciate your hard work and commitment, and I look forward to completing this merger and beginning the process of bringing these two great companies together with your support.

Thanks for all you do,
Dave

Lance and Snyder's Announce Special Stockholders Meetings for Proposed Combination

Charlotte, North Carolina and Hanover, Pennsylvania, November 1, 2010– Lance, Inc. (NASDAQ: LNCE)("Lance") and Snyder's of Hanover, Inc. ("Snyder's") today announced that both companies will hold special stockholders meetings to vote on the combination of their businesses to form a stronger, more dynamic snack food company. The joint proxy statement of both Lance and Snyder's is expected to be mailed to Lance and Snyder's stockholders commencing on November 1, 2010. The Securities and Exchange Commission declared effective on October 29, 2010, a registration statement on Form S-4 that includes the joint proxy statement of Lance and Snyder's and also constitutes a prospectus of Lance.

Lance stockholders who owned Lance common stock at the close of business on October, 15, 2010, can vote and attend the Lance special meeting, which will be held on December 2, 2010, at 9:30 a.m., local time, at SpringHill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277. Snyder's shareholders who owned Snyder's Class A common stock at the close of business on October 15, 2010, can vote and attend the Snyder's special meeting, which will be held on December 3, 2010, at 9:00 a.m., local time, at Snyder's Corporate Headquarters, 1250 York St., Hanover, Pennsylvania 17331.

"We look forward to completing this merger and beginning the process of bringing these two great companies together," commented David V. Singer, President and Chief Executive Officer of Lance, Inc. "This merger will create a stronger, more dynamic snack food company that will deliver real value to our consumers, customers and shareholders," said Carl E. Lee, Jr., President and Chief Executive Officer of Snyder's of Hanover, Inc. "We look forward to the opportunity of leveraging the strength and scope of the combined companies and are excited at the prospects of working and winning together."

Stockholders of both companies are encouraged to read the proxy materials in their entirety as they provide, among other things, a discussion of the reasons behind the recommendation of each company's board of directors that shareholders vote "FOR" the approvals necessary to complete the proposed combination.

On July 22, 2010, Lance and Snyder's announced they had signed a definitive agreement to combine in a stock-for-stock merger of equals that will create a combined company to be called Snyder's-Lance, Inc. ("Snyder's-Lance"). In addition to leading iconic brands such as Lance®, Snyder's of Hanover®, Cape Cod® and Grande®, Snyder's-Lance will have a national distribution footprint including one of the largest Direct Store Delivery ("DSD") networks in the United States.

Q3 2010 RESULTS:

This morning we released our results for the third quarter 2010. I'd like to share the highlights of the release along with my perspective on a few key messages.

We reported sales of nearly $240 million, representing growth of about 1 percent. When we exclude items related to the proposed merger with Snyder's of Hanover, our earnings were reasonably strong.

As I have consistently said, profitable growth is the most important indicator of success against our key objectives of being a Great Stock, Great Partner and Great Place to Work. Profitable growth increases our importance with customers, it drives our stock price to deliver the returns our shareholders expect and it ensures we are a healthy and growing organization for our employees.

We are operating in a tough economic environment, which has made it especially hard to deliver the growth we'd like to see. Longer term, we need to grow faster than we did this quarter. That said, I am pleased with the fact that we were able to improve our profit margins and deliver some growth in this tough economy. I would like to thank each of you for your hard work and continued focus on the business which enabled us to deliver solid earnings to our shareholders.

I'd like to share my thoughts on what you can expect to see as we move into the fourth quarter of this year. Many of our key costs are going up, including flour and vegetable oil. Because the economy remains weak, we will likely be required to continue promotional spending to entice our consumers to purchase our products. We will be taking actions to offset these costs and make our promotions less costly. These actions will include keeping a sharp focus on expenses and price increases, especially in our private brands area. Most importantly, we must all continue to do our jobs to the best of our ability and work together as a team to accomplish our objectives.

I am proud of the solid results we reported in the third quarter, and I appreciate the hard work and commitment that each of you has demonstrated to drive these results.

I look forward to a working together as we strive to conclude 2010 with even stronger results in the fourth quarter.

Thanks for all you do,
Dave

Inside ...

2 Customer Development
3 Live the Lance Values
4 Marketing
5 Private Brands
6 Distributor Team
7 Southern Region
8 Eastern Region
9 Southwest Region
10 People on the Move
11 Fleet / Operations /Safety
12 Who Do I Call?

LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 | www.lance.com | Volume 7, Issue 3

Customer Development

The Pendulum Swings at Walmart– Again

Making Changes

Two years ago, Walmart announced its new initiative: Project Impact. Their goal was to make the stores more shopper-friendly by reducing clutter and eliminating "me too" brands and items. This move essentially made Walmart look and shop more like a Target store.

While there were elements of this program that worked (inventory control, improved shopping experience), there were some that did not (decrease in revenue, customer complaints due to assortment).

Mike Duke, Walmart Inc CEO saw a need for change after reviewing the last 5 quarters of shrinking sales, "we think we adjusted too much, and now we're going back." Mr. Duke promoted Bill Simon to CEO of Walmart USA. Simon's job is to rewind the company's current direction and to steer it back a couple of years ago to higher revenues.

What does this mean for Lance?

More locations to sell Lance sandwich crackers, Archway cookies, Cape Cod chips, Tom's chips, and Stella D'oro! Action Alley is back in full swing and we are even seeing ½ pallet displays making their way to the front of the store. It also means more store autonomy – we are hearing up to 30% – and with a greater number of display locations comes a greater span of control for store, market, or region management.

More Changes on the Horizon

Another initiative that is coming down from Bill Simon's office is to limit Rollbacks and focus on a more EDLP strategy. He stated, "we [have gone] back and executed a more familiar Walmart Everyday Low Price strategy, and in our business, added back, as you all started to see, some Action Alleys, and our traffic improved in the last month of the quarter."

How does this affect Lance?

Our current Rollback could change to EDLP, SEM (Save Even More), or "Unbeatable" at any time. This will be decided by the buyer and has not happened as of this writing. In any case, the retail on sandwich crackers will remain the same ($2.28) until further notice. You will see less Rollbacks and more EDLP's, SEM's, and "Unbeatable" monikers in the stores as the days and weeks pass.

This is great news for Lance because all of our items are on EDLP. We now have more items to focus on and place on off-shelf displays throughout the store. In the past, it was difficult to get display support from the stores without a Rollback. Now our entire portfolio is eligible for display. All we have to do is "ASK"!

Compliance / Modulars

While Mr. Simon believes that Walmart did cut back too far from an assortment standpoint, he did say that going forward "our customers will decide what we carry based on what they buy." This means that the buyers will be keeping a watchful eye on each item to make sure that it is turning.

Now more than ever, it is imperative that we continue to focus on making certain that all of the items on the Walmart modular remain in stock. The way that we gain or lose space at Walmart is through modular compliance. The more movement we have, the more space we get. It is impossible to grow our space if the product isn't on the shelf or display.

Lance "Call to Action"

Walmart's new direction is beneficial to our business in so many ways: we are DSD, we have strong market share on great impulse items, and we have outstanding regional brands. All of these points allow us to better **partner** with Walmart, especially at the local area, beat the competition, and help Walmart customers and Lance consumers to "save money and live better."

There has never been a better time for Lance to capitalize on the opportunity that comes with doing business with Walmart. The proverbial Walmart pendulum has swung in a new direction, a direction that plays to our benefit. Now, all we have to do is ask. Ask for displays from your store manager, your market manager, and your regional manager.

Additionally, your Walmart team has created a 2011 item focus calendar that you will be hearing about in your upcoming team meetings. Jeff Hendrix, Greg Sapp, Lisa Wiedner, Andy Tillman, and Terry Bright are constantly looking for ways to provide you with the support that you deserve when dealing with Walmart. In that effort, we have created a list of specific items to focus on - during specific time frames. This will keep us all pulling the rope in the same direction and minimize confusion caused by trying to focus on too many things at once. Look for more information from your zone team in the coming weeks....


Rollback
$2 28
Walmart Supercenter #564, Oklahoma City, OK


Unbeatable
$1 68
Walmart Supercenter #442, Kingsville, TX


Unbeatable
$1 68
Walmart Supercenter #734, Enterprise, AL


Rollback
$2 60
Walmart Supercenter #3289, West Jefferson, NC

2

LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Live the Lance Values



In Memoriam

James Allan (Al) Brown passed away September 10, 2010. He began his career with Lance 24 years ago on a route in Florence, SC., but was known best for the 17 years he managed the Raleigh, NC area sales team.

For the last five years Al served in several positions that included; Area Training Manager, Field Trainer, Route Development Manager, and Senior Business Process Specialist.

- Al was well grounded and never lost sight of where he came from. His experience in the DSD business started early in life, as his Dad was an independent distributor, who was affectionately referred to as "The Candy Man" in rural area of Johnsonville, SC. Al represented, common sense, excellent customer service, impeccable work ethic and respect for others. I learned a lot from Al Brown and he will be sorely missed. *—Mark Smith*

- I was fortunate enough to work with Al and will always remember him as someone with the passion to lead, improve and engage others through his enthusiasm and energy in personal and business goals — a true Servant Leader. He provided insight that was priceless to anyone he engaged with. We learned a great deal from him and can now pass on his legacy of commitment and humility. *—Deb Smith*

- Al was very professional in how he conducted his business and took the time to develop his team so each one would be successful. He was a leader among his peers and everyone looked to him for advice. The attribute I liked most about was the fact that he was very humble about his success and always gave credit to his team. Training others, on a route, or as a new Area Sales Manager was Al's passion and we will miss his dedication to Lance and to his students. *—Danny Collins*

- Al was such an encouragement to everyone he came in contact with. Whether it was running a route or finishing a project, he was a man of integrity who always made sure things were "DONE" right! Al was dedicated, committed and embraced each task with great detail. He loved many things in life but two things he was most passionate about was his family and his job. All of us who knew him would agree that our lives were all touched and impacted in a positive way! *—Paul Critchett*

Al will be truly missed by his wife Donna, daughter Stephanie, and all of his Lance Family that will miss his smiling face and positive attitude.


my.Lance.com
LANCE Employee Resource Website
Wellington 2 yrs
For nearly 100 years Lance Inc. has been delivering superior quality snack foods to our customers. The same excellence, quality and commitment to detail that goes into Lance products is exemplified in the selections we present in our new Lance PowerGear! collection. Our PowerGear! collection showcases the best in superior sportswear and business accessories for your personal, professional and promotional use.
Visit the "Great Partner" section of http://my.lance.com to view the Lance PowerGear! Web site, a place created just for us - Lance employees who want to share and wear our company name with pride!
http://my.lance.com/great-partner/details/powergear/
Ordering is easy, simply click on an item of interest and follow the convenient online instructions!
You've Got the Power... and now you can show it!
New! Lance Power Gear

3

...On The Go! Building Great Brands With Great People Providing Great Service Q3 2010www.lance.com Volume 7, Issue 3 Exciting News for the C-Store Channel During the National Sales Meeting in August, a cross-functional team shared our exciting plan to drive focus and growth in C-stores. Welcome to Extreme Makeover C-Store Edition! 3e plan addresses 4 key areas: QSPEVDUT T 3e plan incorporates a Gold Standard for setting the C-Store as well as assortment priorities for the top 103 SKUs to ensure consistency across the channel. We ask for your help with executing our assortment plans in-store and look forward to sharing more details in the upcoming Half-Time Meetings in the 4th quarter! Gold Standard Gondola: Gold Standard &%-

LANCE ...On The Go!

Building Great Brands With Great People Providing Great Service

Q3 2010 www.lance.com Volume 7, Issue 3

Private Brands

NEW MAINSTREAM COOKIE DESIGN FOR LPB

As we continue to grow our Mainstream cookie business, we have updated the LPB control brand to have as much impact on shelf as the National Brand product it competes against. This Mainstream tier of our portfolio adds significant value to our business - as they not only have higher margins, but also represent 60% of private label cookie volume! We are very excited to present our rebranded Mainstream tier, Delicious. We will continue to use the Vista brand for our Value tier.

Thank you to everyone who has worked to make the transition happen on November 1st!

Old Mainstream - Vista


Cremes

New Mainstream - Delicious



Lance Private Brands Tiers

Premium Cookies – Brent & Sam's
As retailers work to differentiate themselves and drive consumers into their stores, they want unique offerings in their own brand line. Premium private label products do not focus on price; instead they focus on distinctiveness and quality.



Mainstream – Delicious
Mainstream products must match the national brand in product quality, formulation and packaging. Products in this category are generally sold at about 30% less than the national brand.



Value – Vista
Value private label items are generally driven by price point and don't have a branded comparison. These typically are represented by the "generic" products that used to make up the entire category. They are low price and often lower quality than a national brand item.





What goes better with Lance Private Brand Cookies than a tall glass of cold milk?

Tim Kramer meets the Land-O-Lakes Cow at the Affiliated Food Show, September 10th, at the Quest Center in Omaha, Nebraska.



5

1LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Distributor Team 1LANCE

SAN ANTONIO SNACKS: A PREMIER DISTRIBUTORSHIP

We would like to introduce you to our distributors, Allan and Debbie Pundt, located in San Antonio, Texas. They are the proud owners of San Antonio Snacks, one of our premier Distributorships. They joined the Lance Team in October 2005 when Lance purchased the assets of Tom's.

Allan will celebrate his 45th year with us this year. He started in November 1965 as a truck loader for the Tom's Distributor in San Antonio, progressed through the ranks and is now the owner of the company. They have a great warehouse facility, give good service to their customers, and take pride in their many accomplishments.



Allan and Debbie have been married 41 years. They have two children, Brian and Stephen, and four Grandchildren. They also have two brothers and a brother in-law who works at the company along with 40 other employees. This is truly a family business!

San Antonio Snacks covers about 18 counties in their area of responsibility, which includes San Antonio, Fredericksburg, Kennedy, and Pearsall, in South Texas. This distributorship services all classes of Trade including Vending, Food Service and all Retail Channels.

We want to thank the San Antonio Sales Team for what they contribute to the Organization. This is truly a positive, can do team open to new ideas and suggestions.

If you are in San Antonio, stop by and see Allan, Debbie and the gang. They will be more than glad to share some South Texas hospitality.

—Jerry Killough, V.P. Independent Sales/Export

BIG WIN FOR CAPE COD CHIPS AT WISCONSIN WALMART

Sales of Cape Cod at Walmart got a surprising boost this summer when the brand was promoted through a direct mail program with Miller Lite. "Cape Cod and Miller have previously partnered on events at local grocery chains in the Wisconsin Market with great success. So when MillerCoors approached me with an idea to tie in with a Walmart event, I was very interested," said Cari Hogan. The event was a direct-mail piece that targeted 115,000 Wisconsin households. This was a new marketing venture for MillerCoors, who funded the entire program cost of $45,000.


SUMMER.

"Equipped with a Roll-back and no Modular space for Cape Cod, we set our sights on securing dominant displays from June 15-July 5. We increased distribution 267% and saw a net YOY sales gain of 92%"

—Cari Hogan, Midwest Region Business Manager

TARGET SUCCESS STORY

It all began with an email on Wednesday, July 22, 2010 from Paul Wells, Director of Sales Mass/Club, to RBM Bob Livingston requesting that a Target in Brooklyn, New York be set up with Stella Doro by Friday, July 24 for a corporate visit the next Tuesday. Paul was trying to move Target from direct to DSD Distributor

Bob contacted Mike Routolo, Sales Manager for Cottage Distributing. Mike and his team were able to get an end cap display at store level to try the product as a test. The corporate visit went well and the Field Merchant was impressed with the timely response and service the store was given by Cottage. He gave Paul his blessing to try and sell into 25 stores in the metro region

Within 2 weeks, 19 of the 25 stores contacted by Bob and Cottage had agreed to give Stella a try. The result was fantastic with stores showing register sales of $500 to $1,500 dollars a week. The current weekly register volume is $9,909 dollars.


2.50

One of the Cottage Distributors, Louie Negro, who services the College point location, was named vendor of the week. Louie serves the store 7 days a week and packs out twice on the weekend. His store currently is averaging $2,167 register sales weekly with three different selling locations with the store.

Due to the success of the Target Metro, the program has been expanded to 41 stores.

NORTHEAST DISTRIBUTOR TEAM HAS WALMART AND TARGET SUCCESS

Our 1Lance Northeast Distributor team is having another successful year at both Walmart and Target. These chains have seen significant growth in key areas, mainly due to leveraging the strength of our brands together, securing multiple displays per store and driving new business.



Walmart: We've capitalized on the Rollback promotions locked-in by Greg Sapp and Lisa Wiedner. Our Northeast team has been one of the leaders at Lance during the SWC Rollback (119% to goal), Cape Cod Rollback (107% to goal) and our first Stella D'oro Rollback (currently 138% to goal and growing). We're also anticipating very strong performance in Archway cookies, our 4th brand, during our Holiday event. This success has helped us increase the recognition and strength of each brand, and whether on Rollback or not, it has allowed us to sell-in multiple brand displays during our sales calls. Currently our overall sales have grown over 30% YTD, and we're on-track to deliver over $6.5 Million in sales for 2010.



Target: Our Northeast Distributor team has expanded our multiple display approach into Target as well. Paul Wells, Customer Development Manager, has expanded the presence of our Cape Cod brand, maintained authorization of both Lance SWC and Archway, and converted delivery of our Stella D'oro brand from warehouse to Distributor/DSD. This has allowed us to build our store relationships, sell-in multiple displays during each sales call, increase our Distributor drop size per store, and give us greater control of our brands. With more Target stores expanding to their "P-Fresh" format of expanded grocery in the Northeast, this success will help us continue to support our goal of being Target's preferred supplier.

—Mark Sabina, Northeast Region Sales Manager

6

1LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Southern Region — WORKING TOGETHER FOR SUCCESS

BACK TO SCHOOL AT DeCA

Fort Bragg South Post BTS display, 5 pallets of HP, Two rolling racks and two Cape Cod Light Houses (not pictured). Special thanks to Tommy Hall–ASL, Jason White–ASL, Tom Kutchens–MS and Keith Wrench–RSR. Great Team Effort! —*Thanks, Tim Dawkins*


Delicatessen

COLUMBIA ZONE C-STORE RECOVERY IN FULL SWING

C-Store recovery is healthy and in full swing in the Columbia Zone. The day after hearing the "C-Store Makeover" game plan elements, Region RAM Chuck Neil and ASL Philip Akeson reset this Pitt Stop store in Columbia, SC. The in-store execution is as follows: FEM with Fry racks, 4x5 in-line section, secondary full revenue rack, and meat rack. They also ensured quality POS was executed throughout the store! This Four on the Floor…and much more delivery resulted in a $1,300 order! Great job and a terrific example of modeling execution excellence on day one!





EXCELLENT SERVICE TO LEXINGTON, SC, PUBLIX STORE



RSR Bill Rickard in Lexington, SC, sold $8,672 in total product in his Publix store #512 in week 32. His total sales for week 32 were $37,504. Due to Bill's excellent customer service and relationships with store personnel, he was able to land this massive display in the front lobby. He serviced the store daily during week 32 to ensure merchandising excellence, which resulted in outstanding customer satisfaction. It's through efforts like this that you can be assured that Bill will get more quality displays in the lobby for future events. Thanks for the AWESOME job Bill!!!!

SUCCESSFUL BACK TO SCHOOL EVENT

The Atlanta Zone had a very successful Back to School event at DeCA in Fort Gordon. Through the great selling efforts of RSM Bud Dowling, this order resulted in $16,000 of merchandise displayed on the floor! This would not have been possible without a team effort. RSR Bruce Peterson's great service helped pave the road for FOUR ON THE FLOOR....and much more! Thanks to the following 1Lance members for making this a successful event: ASL-Jamie Manor, MS-Tom Corbett, Training Manager-Travis Hatcher, and Trainer-Freddy Thomas.



"JUST ASK AT HARVEY'S!"

North Florida Zone RSR Jerry Rackley of Valdosta, Ga., knows the meaning of "Just Ask at Harvey's!" Jerry is known by the local management team as the "VP of Team Building," due to his can do attitude, in-store presence, creative displays, and his great relationships with store managers. He continues to up sell incremental displays in his Harvey's store, due to his consistently great service. Jerry exemplifies excellent in-store execution within all his accounts, and works closely with his ASL, Jimmy Waits.



PUBLIX HOMEPACK BACK TO SCHOOL PROMOTION

ASL David McLaughlin stands in front of a Homepack display that was sold into Publix store #893 in Melbourne Florida. The display of 120 cases was sold and delivered by RSR Paul Greene for the Publix Homepack back to school promotion. Paul sold and delivered the product before he left for his vacation and David, along with Steve Lane, stepped forward and built this great display for Paul and Publix. This is teamwork at its best in South Florida. Great job Paul for selling and delivering the cases! Thanks to David and Steve for getting the pounds on the floor!



7

LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Eastern Region — WINNING IS A TRADITION

RECORD BACK TO SCHOOL WEEK FOR ZONE 105 – RICHMOND!

Week 32 was a great week for the Richmond Zone, all of the areas in our zone experienced record growth!!

Here are the final totals

547	Joe Brown	$197,678	46.5%
709	Gary Wyant	$145,133	40.8%
556	Al Byrum	$145,136	29.8%
533	Tommy Law	$154,567	28.8%
892	Tony Pitsenbarger	$139,615	24.4%
543	Andrew O'Leary	$140,343	23.6%
564	Burney Marchant	$153,318	21.8%
557	Mike Martin	$166,011	18.9%
568	Eddie Vincent	$152,954	17.6%

The zone itself experienced sales of $1,394,755 and growth of 27.8%!

It was all hands on deck and we would like to recognize for their help Joe Kanipe and Steve Gregory from the account team getting some nice 100 case displays and school bus displays built in our Food Lions.





SCHOOL BUS STRETCH LIMO

Fort Belvoir Commissary Washington DC Area 707.

Imagine going to class in a school bus stretch limo. That is how they do it in DC. Pictured are two school buses that need to be licensed in two different states they are so BIG!



Great Job John Haynes, Jim Burgess and the DC Selling Machine!

SUCCESSFUL TREK INTO JUNGLE JIM'S



Fred Yost on route 1270 doesn't have many C-stores to sell the new $1.50 line to. That didn't stop Fred from generating sales off of the new line. Fred sold an end cap into Jungle Jim's. The end cap just happens to be next to Frito's gondola space.

After setting the display, Fred sold an Archway tray promotion, which he will be setting Wednesday. Thanks Fred for putting a focus on new items, selling promotions, and taking space!!!!!

—Columbus Zone

GREAT TEAM EFFORT FOR WRIGHT PATTERSON CASE LOT SALE

Todd Boetticher on Route 4112 sold in over $5,000 in Homepack, Cape Cod, Tom's Potato Chips, Archway and Lance Popcorn for Wright Patterson's case lot sale. In three days we sold over $4,000 in product. Todd (with the assistance of Chris Endl–MS) set the display on Wednesday which was his day off and serviced this account twice a day thru the three-day event.



Todd received high marks from the General Manager for his efforts and this will have a positive effect on future promotions. Thanks Chris for your support at this event and thanks to both Todd and the ASL Jim Brown who worked the sale on Saturday.

This was a GREAT TEAM effort!!!!!

—Columbus Zone

AWESOME JOB BY THE CLEVELAND/ AKRON TEAM!



Josh Myers on route 1232 is having success in Walmart! Great job Josh, ASL Paul Gerhold, and Brent Meeke RSM in helping achieve additional volume!

Keep selling and ASKING for displays and space.... It is a never ending cycle of success!

Awesome Job by the Cleveland/Akron Team! *—Columbus Zone*

IMPRESSIVE NUMBERS FOR CHARLOTTE TEAM



Congratulations to Harold Tedder and his RSR's for the great effort during the June C-Store New Item launch. Harold and his team were at an amazing 100% on all six items tracked. His team led the company on this initiative. He was also over 99% on the item launch earlier in the year.

The Charlotte Zone Staff would like to say "THANK YOU" to everyone who was involved in helping us achieve another record week of $2,390,522 for the Back to School event. Some of those involved included the Region Staff, Tammy Sprayberry, Janella Murphy, Shipping, Trucking, Production, Jason Craft, Steve Gregory, CBM's, RAM's, ASL's, RSR's, Mkt. Specialists, SA's and to everyone else who came out, built displays and pulled product daily. All of your efforts did not go unnoticed. We look forward to another great week next year!

LUCKY WINNER OF DELL LAPTOP!

Oceana Commissary DeCA in Virginia Beach, VA partnered with us this year to drive $26,600 sales in our August Back To School Event. The event drove 19.4% Growth over the prior year. Lance supported the program with a contest to win a Dell Laptop for a lucky patron of the commissary.

12-year old Andrew Sekarak was the lucky winner! Andrew had recently relocated to the area with his family when his military father was transferred to the Virginia Beach area from Spain. What a great welcome to Virginia Beach and Oceana Commissary. Andrew was so excited and happy to win, he promised to eat Lance Crackers every time he boots up the laptop! Pictured are RSM Steve Gregory, Andrew, and ASL Joe Brown. Thanks for all the hard work by Joe & RSR Kevin Floyd in obtaining these results!



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1LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Southwest Region — REACHING NEW HEIGHTS

BACK TO SCHOOL AT DECA!



RSR Travis Honeycutt, route 4753, and ASL-Mike Pinegar in Area 702 have been doing their homework when it comes to Back to School displays at DECA in Little Rock!

Check this out: Lance Crackers – 400 Cases – 4 Pallets + Archway Bags – 32 Cases – 1 Pallet + Toms Fries – 80 Cases – 2 Pallets = 7 Pallets total! Now, that's an A+ effort!

— Midwest Zone 111

CAPE COD LIGHTHOUSE AT SCHNUCK'S



Nice job by RSR-Paul Mazanec (Rt. 3249) and ASL-Ron Toben (Area 655) in placing a Cape Cod Lighthouse in Schnuck's #209 in St. Louis. Notice the three Cape Cod new items on the top shelf and $5.99 Bass Pro on the side. This is how all our Lighthouses should be merchandised.

— Midwest Zone 111

SOLID PLANNING & GREAT RAPPORT PAY OFF BIG!

Zone 111 would like to take this opportunity to show some great pictures from Tinker Air Force Base in Oklahoma City and the Little Rock Commissary in Little Rock, AR. ASL-Jim Parnell (Area 668) and Mike Pinegar (Area 702) showed us what solid planning and great rapport with their customers is all about in these accounts. At Tinker AFB this display is 800cs of HP equaling $24K on display. At Little Rock we have a total of $15K on the floor. Great job by the entire Midwest team executing Back to School in DECA!



— Midwest Zone 111

ALL HANDS ON DECK!

To drive the recent Walmart $1 Popcorn promotion, Zone 112 had all hands on deck selling and setting displays. While the Account Team, ZSL, ASLs and RSRs were selling like crazy, they got help setting those displays at Neighborhood stores and Supercenters by Tom Franklin, ROM, and Jane Brewster, Region Admin. This is truly All Hands on Deck for 1Lance and the TEAM!



— Texas Zone 112





NEW ARRIVALS IN THE TEXAS ZONE!

We are excited to announce our two new arrivals in the Texas Zone 112. Bill Iggins (left) is our new Zone Sales Leader and comes to Lance with a great deal of DSD Sales and Account experience. Wes Gilliard (right) is our new Zone Sales Analyst and was promoted from the ASL position in the New Orleans Zone. Welcome Bill & Wes to the Texas Zone!

— Texas Zone 112

3 ON THE FLOOR, WORKING ON 4!



Enrique Maldonable, Route 3397 in area 686, was able to score a great Back To School display with THREE ON THE FLOOR at a Food Town store in South Texas. One more to go for Four on the Floor!

— Texas Zone 112

HARD AT WORK ON 4 ON THE FLOOR



ASL-Sol Hartz and his Team in Area 754 have been hard at work trying to achieve Four on the Floor in their Walmart stores. Walmart stores #205 and #305 were set by RSR-Tonya Flowers on Route 3771; and Walmart store #1069 was set by RSR-Randy Richardson, Route 4894. In each of these stores all we need is a Cape Cod display to complete the Four on the Floor SLAM!

—New Orleans Zone 118



NAILING ROLLBACK AT WALMART!

WOW!!!! Now, this is a cart rail! THIS is what we are looking for!!!!! Great job Area 843 ASL-Mike Kerber and RSR-Allen Smith, Route 3055, on nailing roll back opportunities in Waynesville NC. *—Kingsport Zone 121*

FOCUSING IN ON WALMART

The Kingsport Zone has focused much of their energy recently on making things happen at their Walmart stores. From the look of things, they have many success stories to share!

—Kingsport Zone 121





REDSTONE GOES BACK TO SCHOOL

Redstone Arsenal in Huntsville, AL (Area 631) went Back to School in style with a $10,712 MEGA display. This was a great example of team work at its best with combined efforts by RSR Randy Barrett, SA-Glen Gilbreath, ASL-Robert Emberton and RAM-Georganna Cooper.

—Kingsport Zone 121



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LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

People on the Move

Congratulations...

Shawn Heitz – New Director of Corporate Strategy & Analytics
Scott Spencer – Promoted to Director of Engineering & Technology – Supply Chain
Faith Atwood – Promoted to Senior Brand Manager – Private Brands
Andrew O'Leary – Promoted to Area Sales Leader – Richmond Zone
Wes Gilliard – New role as Zone Sales Analyst – Texas Zone
Doug Spearman – New role as Regional Logistics Manager – Greenville, Texas
John Bradshaw – New role as Plant Manager – Perry chip plant
Bill Iggins – New Zone Sales Leader – Texas Zone
John Swett – New Warehouse Manager – DSD Charlotte
Satyaki Lodh – New Director of Strategic Initiatives
J.D. Bacon – New Zone Sales Leader – Atlanta Zone
Angela Matherly – New Senior Director – Risk Management
Randy Chapman – New Vice President of Business Analytics

Congratulations to our Quarter 2, 2010, MVP Winners!!!

Southern Region

South Florida Zone – Earl Oakley, ASL MVP Greg Moses, MS MVP Joe Partridge
RSR MVP's - Thomas Cramer, Hector Torres, Mark Holloway, Greg Brown, Scott Symons, Mitch Gladstone, Paul D Angelo, Tom Bender, Greg Steffens

Atlanta Zone – J.D. Bacon, ASL MVP Kevin Clark, SA MVP Roy Land
RSR MVP's – Barry Horton, Tom Bloom, Cecil Johnson, Ralph Dozier, Brian Rogers, David McAuley, Rob Simmons, Jerry Wentworth, William Carpenter

Columbia Zone – Mark Smith, ASL MVP Jay Phillips, MS MVP Tom Kuchen,
RSR MVP's – Chris Pierce, Daniel Pittman, Ken Williamson, Mike Nichols, Roger Worsham, Joe Lyons, Tim Johnson, Scott Raisley, Tony Hansen, Lee Bays

North Florida Zone – Carlton Golden, ASL MVP John Fontaine, MS MVP Phillip Seabolt
RSR MVP's – Eddie Dickey, Louis Swanager, Mathieu England, Johnny Giddens, Mark Wallace , Wayne Sellers, Chris Eddinger, Paul Hollingsworth, David Dishaw

Eastern Region

Richmond Zone – Bob Claffy, ASL MVP Al Byrum, SA MVP Donald Alligood
RSR MVP's – Doug Gravely, Jason Hanley, Bruce Hegedus, Donna Mclawhorn, Jarrod Austin, Jimmy Felts, Clark Joyner, Eric Haislip, Tommy Lipscomb, Robert Reynolds

Mid-Atlantic Zone – Jack Wilson, ASL MVP Art Hopman, SA MVP Bruce Garriock
RSR MVP's – Shawn Chelton, James Pancurak, Don Marshall, John Thornton, Dave Briggs, Kelly L. Shearer, Michael Della Vecchia, James Hajcak, George Hassler

Columbus Zone – Dave Nowak, ASL MVP Mike Hupp, MS MVP Chris Endl
RSR MVP's – Barb Barlock, Tom Ogg, Herschell White, Rick Seebaugh, Jack Willis, W. Mike Word, Mark Craft, Bill Behymer

Charlotte Zone – Wesley Heine, ASL MVP Stacey Rivera, MS MVP Jesse Allred
RSR MVP's – Leon Helms, Mark Ellington, Sandy Edwards, Derrick Strawn, Slyvester Hinton, Kurt Hartman, Chris Ward, Michael South, Anne Williams, Greg Ashe, Brannon Bollinger, Jason Lockhart, John Hanks

Southwest Region

Midwest Zone – Blake Smith, ASL MVP Jim Parnell, MS MVP Tom Creed
RSR MVP's – Dan Saylor, Amanda Van Tyle, Tommy Spillan, Jeff Gibson, Bill Greer, Mardie Boyd, Robert Gilbert, Dean Nystrom,

Texas Zone – Open, ASL MVP James McNatt, MS MVP Janice Krumnow
RSR MVP's – Dan Dunn, Randy Sexton, Mark Roach, Samantha Thiry, Arty Kimmel, Shermain Douglas
Raul Montez, Robert Thorpe, Glen Dolezal, Lunda Sugg

New Orleans Zone – David Wilson, ASL MVP Solomon Hartz, SA MVP Chad Blair
RSR MVP's – Jim Wilburn, Steven Czahara, John Woods, Joey La Pointe, Don Morgan, Robert Creech, James Wren, Ryan Howell, Thomas McKinney, James Howell

Kingsport Zone – Johnny Stokes, ASL MVP Rick Griffith, MS MVP Michael L. Chappell
RSR MVP's – Jeff L. Sumney, Aleksandrs Chunchukov, Birchie L. Mahon, Michael W. Dennison, Larry D. Musick, Thomas E. Carrier, Monty Tuttle, Randy P. Beene, Jerry L. Gosnell

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1 LANCE ...On The Go!
Building Great Brands With Great People Providing Great Service
Q3 2010 www.lance.com Volume 7, Issue 3

Fleet

Autumn Driving Tips

As the days get shorter, accident rates soar. Some of the most frequent causes of accidents are little or no safety distance on wet roads, reduced concentration and, most importantly, fog-hampered visibility. A lot can be done, though, to considerably reduce the risk of an accident. We have compiled a few tips for dealing with foggy weather:

- Adapt your driving speed to visibility. In other words, if visibility is poor reduce your speed.
- The safety distance to the vehicle in front of you should match your visibility range, more or less. This is the only way to make sure you'll have enough time to react if the car up ahead brakes suddenly.
- Switch on your dimmed headlights as soon as you notice a reduction in visibility. If a conspicuously large number of vehicles approaching you in the opposite lane have their lights on, it probably means that visibility is very likely worse up ahead.
- Use fog tail lights only for visibility under fifty yards. They tend to blind traffic behind you. Also use fog lights if visibility is poor.
- Concentrate on driving. Talking on the phone is a major distraction and should thus be avoided. Treat yourself to a break, even if you're in a hurry. It will help you concentrate better, especially when doing long hauls in foggy conditions.

Wet leaves and rain

Accident hazards during the fall season also increase. Many tree leaves are still clinging to the branches along the traffic routes, but with the first change in weather, foliage can turn into a major hazard on wet and slippery roads. Wet leaves and poor visibility during rainy weather are some of the most common causes of accidents.

We know how cautious you need to be when it comes to the seasonal changes. We want you to also have the best vehicle to handle the new road conditions. The team at Lance Fleet services is always here to help you.

—Chris Gunn, Lance Fleet Services, Master Technician

Operations



Use Your Head – Save Your Back!

It's that time again! The Archway Holiday Shipper Program is upon us and this is the perfect time to talk about how to safely handle this product in order to insure rapid speed to market with no related injuries. The success of this program is not only measured in how much we sell, but it is also measured on the cost to do it. Work related injuries from the handling of this product could wipe out a large portion of the profits generated for the company if we are not using the basic techniques learned in P.A.C.E training class last year. These basic techniques are nothing different from those we should be using every day, but the need is magnified by the weight of the Holiday Shippers and the time frame in which we have to execute the program. These are:

1. **Lift with your legs.** This limits the stress on your lower back and focuses the weight lifted on the stronger, more developed muscles in your legs.
2. **Keep the box close to your body.** This significantly reduces the stress on the lower and upper back muscles. Remember that the further from your body the box is, the more it weighs relative to the actual stress on the back.
3. **Don't twist when you are carrying the box.** Again, this overstresses the lower back muscles and could cause an injury.
4. **Always use your Lance hand truck.** When moving products from the truck to the store receiving area. Never carry a shipper into a store.
5. **Maintain the curvature of your back.** Avoid bending at the waist.

Following these five simple techniques will insure a safe, successful delivery of the Archway Holiday program for 2010!

—Mitch Plemmons and Gerald Cullen

Barrier Broken!

Congrats to the Charlotte Zone for breaking through a barrier and achieving a 19.66% DSD Expense as a % of Sales in Period 8. This is the first time a Zone has achieved an expense performance below 20%. Just like the 4 minute mile, once the barrier is broken, other will always follow. Congrats and thanks for leading the way!!

—Bradley Caplan, Vice President Sales Operations

Returnable Cartons

Huge increase in PD 9.... 58% Return rate...

We have continued to enhance this report and have now automated it, which allows us to capture the numbers back to the beginning of the year. In Period 9 we had a 58% return rate, highest all year, compared to the mid-40s the past several periods. And remember, a 10% increase in returns is worth over **$300,000**....

Congratulations to Zone 112-Texas for the highest return rate: 74%!

We are just now starting to see the newly designed cartons and we expect to see the new design increase the return rate as well. This along with the continued focus and Field communications we have had the past several periods, we still believe our goal of a 75% return rate is reachable.

—Thanks very much, Doug McCraven, Director of Logistics

Safety


ACCIDENT-FREE
Safety
SUMMER CHALLENGE
1st Prize Winners
Terry Duncan
Tonya Flowers
Gary Evens Sr.
David Fulghum
Marc Brooks
James Whitney
2nd Prize Winners
Steven Everett
Eric Tarlton
James Shephard
Daniel Saltgiver
James Smith
Thomas Hipp
Grant Garwood
Jeffrey Rose
Johnny Giddens
Congratulations
Mark Roberts
Grand Prize Winner

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LANCE INC.

P.O. Box 32368
Charlotte, NC 28232-2368

PRSRT STD
U.S. POSTAGE
PAID
CHARLOTTE, NC
PERMIT #3542

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-001152
© 1996 Forest Stewardship Council
FSC

1LANCE ...On The Go!

Building Great Brands With Great People Providing Great Service

Q3 2010 | www.lance.com | Volume 7, Issue 3

WHO DO I CALL?

ACCIDENTS AND SAFETY REPORTING

Medical Advice & Injury Line	Nurse Triage	866-511-3540
(Call this number for ALL injuries — 24 hour line)		
Auto Accidents / Insurance	Kyle Carpenter	888-438-4664
Catastrophic Property Damage	After Hours Line	800-832-7839
(Call this number on weekends or when the Lance Corporate Office is closed)		

CUSTOMERS

Chain / Customer-HH Accounts	Leigh Ann Flynn	888-722-1163 x 8561

DISPLAYS / STATIONARY

Display Issues & Questions	Please call your ASL or ROM	
Stationary Orders	Please call your ASL or ROM	

HAND HELD / SMART

Computer, HH / SMART Issues	Tech Support	888-236-3206

HUMAN RESOURCES

Employee Resource Center (ERC) (Benefit, HR, and Payroll questions)	866-MyLance	866-695-2623

ORDERS

General Shipping Questions	Jamil Lightner	888-722-1163 x 5515
Late Order	Customer Response Center	800-995-2623

PRICING / PROMOTIONS

DSD Promotions	Katherine Strawn	704-554-5537
Bid Pricing	Katherine Strawn	704-554-5537

TRUCKS & HANDTRUCKS

Fleet Maintenance	Lance Fleet Services	866-402-0561

On The Go is a quarterly publication with the goal of communicating 1Lance company news and best practices. If you have news, articles or photos you would like considered for publication, please submit them to your management team.

Your co-editors, Steve Swiatek & Jacalyn Prive

Cautionary Note Regarding Forward-Looking Statements

This document may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder's, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance's or Snyder's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.

Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder's or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder's undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

Important Information for Investors and Stockholders

This document relates to a proposed merger between Lance and Snyder's. Lance filed with the Securities and Exchange Commission ("SEC"), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder's and also constitutes a prospectus of Lance. Lance and Snyder's began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC's website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder's, by directing a request to John Bartman, Vice President at 717-632-4477.

Participants in the Solicitation

Snyder's, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder's and the proposed transaction are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010.

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